Exhibit 99.1

Johannesburg, 6 May 2021: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW & NYSE: SBSW) is pleased to provide an operating update for the quarter ended 31 March 2021 (Q1 2021). Financial results are only provided on a six-monthly basis.

SALIENT FEATURES - QUARTER ENDED 31 MARCH 2021 (Q1 2021) COMPARED TO QUARTER ENDED 31 MARCH 2020 (Q1 2020)

●	Record quarterly financial performance - 78% increase in adjusted EBITDA[3] to R19.8 billion (US$1.3 billion)
●	Solid operational results from all segments – pre-COVID (Q1 2020) production levels exceeded
−	9% increase from the US PGM operations to 154,350 2E oz
−	6% increase from the SA PGM operations to 444,609 4E oz
−	5% increase from the SA gold operations to 249,392 oz (7,757kg)
●	Precious metals fundamentals remain positive with prices well supported
●	Robust Group financial position - well positioned for continued delivery of value

US dollar						SA rand
Quarter ended						Quarter ended
Mar 2020	Dec 2020	Mar 2021		KEY STATISTICS		Mar 2021	Dec 2020	Mar 2020
				UNITED STATES (US) OPERATIONS
				PGM operations[1,2]
141,585	157,492	154,350	oz	2E PGM production[2]	kg	4,801	4,899	4,404
221,798	240,037	195,474	oz	PGM recycling[1]	kg	6,080	7,466	6,899
2,053	2,033	2,128	US$/2Eoz	Average basket price	R/2Eoz	31,835	31,735	31,569
133.8	246.9	220.1	US$m	Adjusted EBITDA[3]	Rm	3,292.6	3,854.5	2,058.6
30	30	23%		Adjusted EBITDA margin[3]	%	23	30	30
894	891	920	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	13,763	13,911	13,756
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations[2]
418,072	490,964	444,609	oz	4E PGM production[2]	kg	13,829	15,271	13,004
2,158	2,582	3,524	US$/4Eoz	Average basket price	R/4Eoz	52,722	40,310	33,192
523.0	687.8	1,021.4	US$m	Adjusted EBITDA[3]	Rm	15,280.3	10,737.3	8,043.1
51	62	66%		Adjusted EBITDA margin[3]	%	66	62	51
1,089	1,160	1,322	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	19,771	18,102	16,745
				Gold operations
238,076	290,000	249,392	oz	Gold production	kg	7,757	9,020	7,405
1,608	1,858	1,782	US$/oz	Average gold price	R/kg	857,126	932,341	795,323
73.2	183.8	92.0	US$m	Adjusted EBITDA[3]	Rm	1,375.8	2,869.2	1,125.8
19	34	21%		Adjusted EBITDA margin[3]	%	21	34	19
1,500	1,382	1,606	US$/oz	All-in sustaining cost[4]	R/kg	772,572	693,574	741,858
				GROUP
723.8	1,106.9	1,325.3	US$m	Adjusted EBITDA[3]	Rm	19,826.1	17,278.8	11,131.8
15.38	15.61	14.96	R/US$	Average exchange rate using daily closing rate

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2	Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM)
3	The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the revolving credit facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit(loss) before royalties and tax to adjusted EBITDA see “Adjusted EBITDA reconciliation – Quarters”. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4See “Salient features and cost benchmarks – Quarters” for the definition of All-in sustaining cost (AISC)

Stock data for the quarter ended 31 March 2021		JSE Limited - (SSW)
Number of shares in issue		Price range per ordinary share (high/low)	R55.21 to R74.67
- at 31 March 2021	2,954,975,358	Average daily volume	17,440,514
- weighted average	2,936,651,523	NYSE - (SBSW); one ADR represents four ordinary shares
Free Float	99%	Price range per ADR (high/low)	US$14.30 to US$20.04
Bloomberg/Reuters	SSWSJ/SSWJ.J	Average daily volume	2,977,873

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 1

OVERVIEW FOR THE QUARTER ENDED 31 MARCH 2021 COMPARED TO QUARTER ENDED 31 MARCH 2020

The start to the year has been extremely positive, with the operational momentum from Q4 2020 (following normalisation of the operations post COVID-19 disruptions), carrying through into 2021. Despite ongoing adherence to COVID-19 protocols - with the South African (SA) operations in particular having to manage the health and safety challenges associated with the second wave of COVID-19 infections which affected the country in January 2021 - the SA gold, SA PGM and US PGM segments, all reported higher production year-on-year#.

This positive operational performance underpinned a record quarterly financial performance, with Group adjusted EBITDA of R19,826 million (US$1,325 million) for Q1 2021 78% higher than adjusted EBITDA for Q1 2020 of R11,132 million (US$724 million), which was then a record quarter for the Group. The SA PGM operations in particular benefited from a strong operational performance and sharply higher PGM prices, delivering a 90% increase in adjusted EBITDA to R15,280 million (US$1,021 million) from R8,043 million (US$523 million) for Q1 2020.

Notably, adjusted EBITDA generated by the SA PGM operations for this quarter, is higher than the total acquisition costs of these operations, emphasising the significant return on investment already delivered and the future windfalls stakeholders can continue to expect. With the 4E PGM basket having increased further during Q2 2021, the outlook for the year is very promising.

Precious metals prices remained strong during Q1 2021, with palladium and rhodium prices again reaching record levels, supported by ongoing supply disruptions and strong physical demand. For the US PGM operations, the 2E PGM basket price averaged US$2,128/2Eoz for Q1 2021, 4% higher than for Q1 2020, with the 4E PGM basket for the SA PGM operations 59% higher year-on-year at R52,722/4Eoz (US$3,524/4Eoz) and the average rand gold price, 8% higher at R857,126/kg (US$1,782/oz).

PGM prices have risen further in Q2 2021 to date, with the gold price remaining firm. PGM markets remain tight with the fundamental outlook for these metals positive. In the medium term, the roll out of COVID-19 vaccines across the globe continues and stimulus measures drive global economic recovery.  Longer term our PGMs and green metals are expected to continue to play a critical role as global sentiment shifts towards a more environmentally conscious future.

As a consequence of our rapid growth in the PGM industry along with the significant outperformance of PGM prices relative to most commodities in recent years, the PGM operations’ contribution to the Group’s financial performance is predominant. We therefore continue to seek more balance in our portfolio by advancing our green metals strategy, with our first investment into the Keliber lithium project in Finland in March 2021, and through our stated intent to grow our gold portfolio internationally.  Re-balancing our investment portfolio should ensure greater earnings consistency through the cycle and create a larger, more stable investment proposition, which will be relevant to a broader and deeper pool of investors.

The Group achieved full financial deleveraging and resumed industry leading dividends during 2020. Given a stable operational outlook and favourable precious metals fundamentals, the outlook for 2021 and beyond is expected to be positive. The enlarged Group is now in a robust financial position and well positioned to continue delivering superior financial returns through the implementation of our capital allocation strategy.

It has been pleasing to see the Group successfully deliver on its vision to create superior value for all stakeholders since its inception in 2013. For shareholders specifically, exceptional value has been created both through the over 500% appreciation in the share price (20 fold increase in market capitalisation from approximately R10 billion (US$1.2 billion) on listing, to approximately R200 billion (US$15 billion) and also through the approximately R15 billion (US$1 billion) in dividends returned to shareholders over the last eight years. The total dividend of just under R11 billion (US$729 million), declared for the 2020 year alone, was greater than the Group’s market capitalisation when it listed in 2013, illustrating the significant transformation the Group has undergone in the last eight years and the tangible value that has been created.

At the same time, we have been able to invest significantly in the sustainability of our operations – in SA, recently announcing investment of approximately R6.3 billion in projects at both our PGM and gold segments and in the US continuing to invest in growth at Blitz (Stillwater East). These investments will secure employment and deliver significant economic value to all stakeholders over the long term.

# The operational performance from the SA gold and PGM operations is seasonal due to the December holiday period, which affects production in the first quarter of each calendar year, hence year-on-year comparisons are made

Note: Certain information presented in this quarterly update constitutes pro forma financial information as per the JSE Listing Requirements. The responsibility for preparing and presenting the pro forma financial information, its completeness and accuracy is that of the directors of Sibanye Stillwater. The information is presented for illustrative purposes only. Because of its nature, the pro forma financial information may not fairly present the Company’s financial position, changes in equity, and results of operations or cash flows. The information has not been audited or reviewed or reported on by external auditors of the Company

SAFE PRODUCTION

The health and safety of our employees remains our key priority and we remain committed to continuous improvement in health and safety at our operations.

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 2

The safe production performance from the US PGM operations for Q1 2021 improved significantly year-on-year, with a total reportable injury frequency rate (TRIFR) per million hours worked,  34% better in Q1 2021 compared to Q1 2020. The US PGM operations reported another successive, fatality free quarter.

The SA PGM operations achieved 2 million fatality free shifts on 2 March 2021 and had no fatal incidents during Q1 2021, although regressions in other safety metrics are of concern and are being prioritised.

Regrettably, we lost three of our colleagues at the SA gold operations during the quarter.

On 8 January 2021, Mr Mhlangabezi Tulumani, a Team Leader at Kloof Thuthukani shaft, was fatally injured when he fell down a development ore pass, whilst in the process of constructing a platform.  Mr Tulumani was 45 years old, single and is survived by 2 children. On 11 February 2021 Mr Thamsanqa Papinyana, a Team Leader at Thuthukani shaft, was involved in a gravity related fall of ground, whilst conducting barring activities. Mr Papinyana was 51 years old and is survived by his wife and four children. On 29 March 2021, Mr Albert Mkhabela a Rock Drill Operator, at Kloof Hlalanathi shaft was involved in a seismic related fall of ground. Mr Mkhabela was 43 years old and is survived by his wife and three children. Our heartfelt condolences are extended to the families, friends and colleagues of our three deceased colleagues. All incidents have been investigated together with the relevant stakeholders and appropriate support has been provided to the families and children who will benefit from the Matshediso trust.

The roll out of COVID-19 vaccines in Montana is proceeding, with a number of employees having already been inoculated. Progress in South Africa has been slow, but is gaining momentum, and the classification of mining employees as essential workers and their inclusion in the upcoming second phase (due to commence in May 2021) of the vaccine roll out programme, is positive. We continue to offer our services and assistance with the vaccine roll out to the SA government, but to date have not received approval to do so.

OPERATING REVIEW

US PGM operations

Mined 2E PGM production for Q1 2021 of 154,350 2Eoz was 9% higher than for Q1 2020. Mined production from the Stillwater Mine (including Stillwater East (SWE)) was 92,271 2Eoz, 11% higher than for Q1 2020, with mined production from East Boulder (EB) of 62,079 2Eoz, 7% higher than for Q1 2020. Tonnes milled for Q1 2021 totaled 389,068 tonnes, 12% higher than for Q1 2020.  Plant head grade of 13.5 g/t for Q1 2021 was 3% lower than for Q1 2020. Head grade challenges were largely attributed to lower than expected heading availability.

All-in sustaining cost (AISC) of US$920/2Eoz for Q1 2021 was 3% higher than for the comparable period in 2020, primarily due to higher sustaining capital expenditure of US$37 million for Q1 2021. This compares with US$23 million in sustaining capital expediture for Q1 2020. Higher royalties, insurance and taxes also contributed US$47 per ounce to the year-on-year increase, driven by higher US$ PGM prices (3E) and the previously noted increase in mine production.

Consistent with the revised SWE (Blitz) plan and to improve mining flexibility at the US PGM operations, total development increased by 37% year-on-year to 8,037 metres. Total development for SWE of 2,153 metres was 79% higher than Q1 2020.

The average 2E PGM basket price of US$2,128/2Eoz for Q1 2021, was 4% higher than for the comparable period in 2020, which, together with increased mine production from the US PGM operations resulted in adjusted EBITDA increasing by 65% to US$220 million. The recycling operation contributed US$24 million of the total.  The combined EBITDA margin of 23% for Q1 2021 was lower than for Q1 2020 as a result of the larger proportionate contribution of the recycling business to adjusted EBITDA.

Given the ongoing planned rebuild of electric furnace 1 (EF1), which is ahead of schedule, recycle feed rates were reduced resulting in an inventory build-up of 553 tonnes during the quarter. Once EF1 and EF2 are running at capacity, following the rebuild during May 2021, an accelerated feed of the recycled inventory is expected, yielding a concomitant reduction in this readily available and liquid inventory. This is anticipated from June 2021 onwards and should see recycle inventory being drawn down to a more normalised level of 200 – 300 tonnes. Recycle advances amounted to US$731 million at the end of the quarter, generating a positive net-interest carry well above current balance sheet interest rates.

SA PGM operations

The SA PGM operations delivered another very solid operating performance, which together with a higher 4E PGM basket price, resulted in another record financial result from the segment.

4E PGM production of 444,609oz for Q1 2021 was 6% higher than for the comparable period in 2020. AISC of R19,771/4Eoz (US$1,322/4Eoz) was 18% higher than for Q1 2020, primarily due to significantly higher cost of purchasing concentrate (PoC) from third parties. The processing of PoC contributed R350 million (US$23 million) at a margin of 22% to the Marikana adjusted EBITDA. Adjusting for these higher PoC costs, AISC of the underlying operations are R17,738/4Eoz (US$1,186/4Eoz). Higher royalty taxes added R1,151/4Eoz (US$77/4Eoz) to AISC compared with Q1 2020, due to the higher PGM prices.

The average 4E PGM basket price of R52,722/4Eoz (US$3,524/4Eoz) for Q1 2021 was 59% higher than for Q1 2020, primarily due to due to a significant increase in the rhodium price (up 127% year-on-year) and the platinum price (up 28% year-on-year).

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 3

As a result of higher production and the significant increase in the 4E PGM basket price, adjusted EBITDA increased by 90% to R15,280 million (US$1,021 million) from R8,043 million (US$523 million) for Q1 2020, which was a record at the time. The adjusted EBITDA margin for Q1 2021 increased to 66% from 51% for the comparable period in 2020.

4E PGM production from the Rustenburg operation was 2% higher than for Q1 2020 at 156,956 4Eoz, with an increase in production from surface sources, offsetting marginally lower underground production. AISC from the Rustenburg operations increased by 4% to R19,002/4Eoz (US$1,270/4Eoz), year-on-year, despite the impact of higher royalties and taxes (due to the significantly improved margins) and above inflation electricity price increases, with an improvement in plant recoveries an offsetting factor.

The Kroondal operation continued to perform steadily, with 4E PGM production of 53,046 4Eoz for Q1 2021, 1% lower than comparable period in 2020.  Despite marginally lower production and inflation increases, AISC of R12,137/4Eoz (US$811/4Eoz), was 4% lower than for the comparable period in 2020.

4E PGM production from the Marikana operation of 193,995 4Eoz for Q1 2021, was 13% higher than for the comparable period in 2020. Production from underground was 7% higher and production from surface sources and third party processing 66% higher. The increase in surface production is primarily due to an increase in processing of third party concentrate, with 4E PGM production from PoC increasing by 140% year-on-year to 19,125 4Eoz for Q1 2021.  AISC of R23,000/4Eoz (US$1,537/4Eoz) reflect the additional cost of purchasing this concentrate from third parties at higher prevailing PGM prices. AISC from Marikana excluding third party PoC costs were R18,755/4Eoz (US$1,254/4Eoz) for Q1 2021.

The Mimosa operation continued to perform steadily, with attributable 4E PGM production of 29,878 4Eoz, 4% higher than for Q1 2020, and AISC of R13,401/4Eoz (US$896/4Eoz) 6% higher than the comparable period in 2020.

Chrome sales for Q1 2021 of approximately 370,000 tonnes were significantly lower than for Q1 2020 (approximately 507,0000 tonnes) due to a slow start up of operations and logistical issues in March which resulted in no chrome sales from the Rustenburg operation.  Chrome revenue was R347 million (US$23 million) for Q1 2021, 7% higher than the Q1 2020 chrome revenue of R324 million (US$21 million), due to an increase in the chrome price from  $128/tonne for Q1 2020 to $162/tonne for Q1 2021.

SA gold operations

Production from the SA gold operations for Q1 2021 of 7,757kg (249,392oz) was 5% higher than for Q1 2020 and reflected the return to normalised production levels in November 2020, following the COVID-19 disruptions that year. AISC of R772,572/kg (US$1,606/oz) was 4% higher than for the comparable period in 2020.

Underpinned by this stable operational performance and combined with a 8% increase in the average gold price year on year to R857,126/kg (US$1,782/oz), adjusted EBITDA from the SA Gold operations of R1,376 million (US$92 million) for Q1 2021,  was 22% higher than for the comparable period in 2020.

Underground production from the Driefontein operation increased by 18% to 2,220kg (71,375oz) year-on-year.   The average yield from underground production was 14% higher than the previous period due to higher face grades and an improvement in mining quality, with the mine call factor improving by 7% on the previous comparable period in 2020. AISC of R731,851/kg (US$1,522/oz) was 7% lower than for Q1 2020 primarily as a result of the increase in gold sold.

Production of 2,010kg (64,623oz) from the Kloof underground operations was similar to Q1 2020, with improved underground throughput offsetting a lower underground yield. The underground operations were affected by safety stoppages and seismicity during the period, which temporarily restricted access to some higher grade areas. Production from surface sources of 487kg (15,657oz), was 25% higher year-on-year. Some surface sources from Kloof were toll treated at the Driefontein and Ezulwini metallurgical plants. AISC of R844,744/kg (US$1,756/oz) was 4% higher than for Q1 2020, primarily due to increased throughput of lower grade material.

Underground production from the Beatrix operation of 1,317kg (42,342oz), was 11% lower than for Q1 2020, primarily due to a slower than anticipated start-up post the December break, safety stoppages and temporary damage to infrastructure at Beatrix 4 shaft relating to a mud rush, which has since been repaired. Beatrix employs a higher proportion of foreign nationals (primarily from Lesotho) than the other operations, with COVID-19 related restrictions at border posts, affecting the return to work after the December break. Gold production from surface sources increased to 61kg (1,961oz) due to the higher gold price, which reduced the pay limits for surface sources, making it viable to utilise existing milling capacity to process lower grade surface material. AISC of R882,082/kg (US$1,834/oz) was 18% higher than for Q1 2020, primarily due to lower production.

Surface gold production from Cooke operations decreased by 6% to 280kg (9,002oz) mainly due to an expected decrease in grades. Care and maintenance costs at Cooke operations was in line with Q1 2020 at R136 million (US$9 million).

DRDGOLD delivered another consistent operating performance, with production of 1,382kg (44,432oz) for Q1 2021, 3% higher than for Q1 2020. AISC costs of R648,129/kg (US$1,348/oz) were 12% higher than for Q1 2020.

OPERATING GUIDANCE FOR 2021

The 2021 annual guidance provided to the market in February 2021 remains unchanged except for the SA PGM project capital for the year. Four-year production and AISC guidance for the three segments were shared in the 2020 year-end

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 4

presentation slides on 18 February 2021, please refer to https://www.sibanyestillwater.com/news-investors/reports/quarterly/2020/.

Mined 2E PGM production from the US PGM operations for 2021 is forecast to be between 660,000 2Eoz and 680,000 2Eoz, with AISC of between US$840/2Eoz to US$860/2Eoz. Capital expenditure is forecast to be between US$300 million and US$320 million, approximately 60% of which is growth capital in nature.

4E PGM production from the SA PGM operations for 2021 is forecast to be between 1,750,000 4Eoz and 1,850,000 4Eoz with AISC between R18,500/4Eoz and R19,500/4Eoz (US$1,230/4Eoz and US$1,295/4Eoz). Capital expenditure is forecast at R 3,800 million (US$253 million) with levels for 2021 elevated due to carry-over of approximately R800 million (US$53 million) of capital from 2020 which was unspent due to the COVID-19 disruptions. In addition, R408 million (US$27 million) of project capital expenditure is expected to be spend in terms of the K4 and Klipfontein projects for the year.

Gold production from the SA gold operations for 2021 (excluding DRDGOLD) is forecast at between 27,500kg (884,000oz) and 29,500kg (948,000oz) with AISC between R760,000/kg and R815,000/kg (US$1,576/oz and US$1,690/oz). Capital expenditure is forecast at R4,025 million (US$268 million), including carry-over of approximately R400 million (US$27 million) from 2020 which was unspent due to the COVID-19 disruptions. R425 million (US$28 million) of project capital expenditure has been provided for.

The dollar costs are based on an average exchange rate of R15.00/US$.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 5

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
			Total SA and US PGM operations	Total US PGM Stillwater	Total SA PGM[2]			Rustenburg		Marikana[2]		Kroondal	Plat Mile	Mimosa
Attributable				Under - ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attributable	Surface	Attributable
Production
Tonnes milled/treated	000't	Mar 2021	9,319	389	8,930	4,219	4,711	1,505	1,330	1,536	892	830	2,489	348
		Dec 2020	10,061	389	9,672	4,748	4,924	1,686	1,361	1,796	927	912	2,636	354
		Mar 2020	8,237	347	7,890	4,149	3,741	1,480	1,147	1,486	819	841	1,775	342
Plant head grade	g/t	Mar 2021	2.49	13.54	2.01	3.34	0.81	3.24	1.11	3.89	0.88	2.38	0.63	3.60
		Dec 2020	2.52	13.75	2.06	3.37	0.80	3.45	1.02	3.69	0.87	2.50	0.67	3.62
		Mar 2020	2.71	13.92	2.22	3.41	0.89	3.56	1.02	3.79	0.86	2.39	0.83	3.58
Plant recoveries	%	Mar 2021	80.29	90.07	77.22	85.26	47.66	88.79	37.42	85.34	43.71	83.52	21.29	74.18
		Dec 2020	79.67	91.21	76.48	84.88	42.53	87.88	40.65	84.75	43.01	83.37	21.83	74.87
		Mar 2020	77.98	90.12	74.38	83.47	35.98	84.62	29.86	84.82	45.30	82.72	19.58	73.10
Yield	g/t	Mar 2021	2.00	12.20	1.55	2.85	0.39	2.88	0.42	3.32	0.38	1.99	0.13	2.67
		Dec 2020	2.00	12.54	1.58	2.86	0.34	3.03	0.41	3.13	0.37	2.08	0.15	2.71
		Mar 2020	2.11	12.54	1.65	2.85	0.32	3.01	0.30	3.21	0.39	1.98	0.16	2.62
PGM production[3,8]	4Eoz - 2Eoz	Mar 2021	598,959	154,350	444,609	385,935	58,674	139,194	17,762	163,817	30,178	53,046	10,734	29,878
		Dec 2020	648,456	157,492	490,964	436,802	54,162	164,345	18,143	180,499	23,622	61,113	12,397	30,845
		Mar 2020	559,657	141,585	418,072	379,345	38,727	143,335	11,233	153,775	18,222	53,458	9,272	28,777
PGM sold	4Eoz - 2Eoz	Mar 2021	596,486	129,900	466,586	438,882	27,704	164,689	16,970	193,783		53,046	10,734	27,364
		Dec 2020	607,460	166,430	441,030	413,733	27,297	120,858	14,900	189,095		61,113	12,397	42,667
		Mar 2020	614,818	91,975	522,843	501,830	21,013	188,417	11,741	231,178		53,458	9,272	28,777
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Mar 2021	47,954	31,835	52,722	54,025	44,132	52,982	31,114	53,663		58,377	37,944	38,383
		Dec 2020	37,783	31,735	40,310	41,053	35,037	41,049	29,822	39,741		44,648	33,000	33,237
		Mar 2020	32,937	31,569	33,192	33,574	29,422	33,563	23,254	32,954		36,011	27,901	28,924
	US$/4Eoz - US$/2Eoz	Mar 2021	3,205	2,128	3,524	3,611	2,950	3,542	2,080	3,587		3,902	2,536	2,566
		Dec 2020	2,420	2,033	2,582	2,630	2,244	2,630	1,910	2,546		2,860	2,114	2,129
		Mar 2020	2,142	2,053	2,158	2,183	1,913	2,182	1,512	2,143		2,341	1,814	1,881
Operating cost[6]	R/t	Mar 2021	1,087	5,061	907	1,927	69	1,581	163	1,800		853	43	1,050
		Dec 2020	979	5,076	808	1,615	88	1,540	235	1,366		857	44	1,129
		Mar 2020	1,051	5,065	824	1,560	75	1,499	182	1,323		798	41	1,034
	US$/t	Mar 2021	73	338	61	129	5	106	11	120		57	3	70
		Dec 2020	63	325	52	103	6	99	15	87		55	3	72
		Mar 2020	68	329	54	101	5	97	12	86		52	3	67
	R/4Eoz - R/2Eoz	Mar 2021	17,137	12,755	18,768	20,948	5,534	17,093	12,211	22,533		13,351	10,043	12,233
		Dec 2020	15,393	12,538	16,369	17,483	8,022	15,801	17,605	18,218		12,793	9,293	12,958
		Mar 2020	15,028	12,414	15,979	16,941	7,269	15,474	18,588	17,731		12,561	7,841	12,288
	US$/4Eoz - US$/2Eoz	Mar 2021	1,146	853	1,255	1,400	370	1,143	816	1,506		892	671	818
		Dec 2020	986	803	1,049	1,120	514	1,012	1,128	1,167		820	595	830
		Mar 2020	977	807	1,039	1,101	473	1,006	1,209	1,153		817	510	799
All-in sustaining cost[7]	R/4Eoz - R/2Eoz	Mar 2021	18,142	13,763	19,771			19,002		23,000		12,137	10,369	13,401
		Dec 2020	17,034	13,911	18,102			17,153		20,876		13,295	10,027	13,782
		Mar 2020	15,948	13,756	16,745			18,255		17,128		12,619	8,251	12,701
	US$/4Eoz - US$/2Eoz	Mar 2021	1,213	920	1,322			1,270		1,537		811	693	896
		Dec 2020	1,091	891	1,160			1,099		1,337		852	642	883
		Mar 2020	1,037	894	1,089			1,187		1,114		820	536	826
All-in cost[7]	R/4Eoz - R/2Eoz	Mar 2021	19,162	17,523	19,772			19,002		23,002		12,137	10,369	13,401
		Dec 2020	17,817	16,904	18,130			17,153		20,938		13,295	10,027	13,782
		Mar 2020	17,193	18,322	16,782			18,255		17,140		12,619	9,566	12,701
	US$/4Eoz - US$/2Eoz	Mar 2021	1,281	1,171	1,322			1,270		1,538		811	693	896
		Dec 2020	1,141	1,083	1,161			1,099		1,341		852	642	883
		Mar 2020	1,118	1,191	1,091			1,187		1,114		820	622	826
Capital expenditure[4]
Ore reserve development	Rm	Mar 2021	656.5	305.5	351.0			146.1		204.9		-	-	-
		Dec 2020	701.6	320.1	381.5			151.4		230.1		-	-	-
		Mar 2020	608.0	264.9	343.1			144.1		199.0		-	-	-
Sustaining capital		Mar 2021	499.2	250.2	249.0			111.8		95.6		35.3	6.0	113.9
		Dec 2020	744.3	254.0	490.3			130.8		260.5		88.6	10.4	129.1
		Mar 2020	311.9	86.7	225.2			97.6		86.4		40.4	0.6	76.9
Corporate and projects		Mar 2021	580.4	580.4	-			-		-		-	-	-
		Dec 2020	471.3	471.3	-			-		-		-	-	-
		Mar 2020	658.6	646.4	12.2			-		-		-	12.2	-
Total capital expenditure	Rm	Mar 2021	1,736.1	1,136.1	600.0			257.9		300.5		35.3	6.0	113.9
		Dec 2020	1,917.2	1,045.4	871.8			282.2		490.6		88.6	10.4	129.1
		Mar 2020	1,578.5	998.0	580.5			241.7		285.4		40.4	12.8	76.9
	US$m	Mar 2021	116.0	75.9	40.1			17.2		20.1		2.4	0.4	7.6
		Dec 2020	122.8	67.0	55.9			18.1		31.4		5.7	0.7	8.3
		Mar 2020	102.6	64.9	37.7			15.7		18.6		2.6	0.8	5.0

Average exchange rates for the quarters ended 31 March 2021, 31 December 2020 and 31 March 2020 R14.96/US$, R15.61/US$ and R15.38/US$, respectively

Figures may not add as they are rounded independently

1	The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below
2	The Marikana AISC and AIC includes the purchase of concentrate (PoC) cost from third parties. For a reconciliation of the AISC and AIC excluding PoC refer to “Reconciliation of AISC and AIC excluding PoC for SA PGM and Marikana – Quarters”
3Production per product – see prill split in the table below

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 6

4The Group and total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
5The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
6Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
7All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in costs, see “All-in costs – Quarters”
8The Marikana PGM production includes the processing of 19,125 4Eoz, 12,439 4Eoz and 7,967 4Eoz third party concentrate purchases for the quarters ended 31 March 2021, 31 December 2020 and 31 March 2020, respectively

Mining – PGM Prill split excluding recycling operations

	GROUP						SA OPERATIONS						US OPERATIONS
	Mar 2021		Dec 2020		Mar 2020		Mar 2021		Dec 2020		Mar 2020		Mar 2021		Dec 2020		Mar 2020
		%		%		%		%		%		%		%		%		%
Platinum	299,695	50%	326,898	50%	281,209	50%	264,712	60%	291,473	59%	249,415	60%	34,983	23%	35,425	22%	31,794	22%
Palladium	251,570	42%	269,690	42%	234,337	42%	132,203	30%	147,623	30%	124,546	30%	119,367	77%	122,067	78%	109,791	78%
Rhodium	38,485	6%	41,765	6%	36,160	7%	38,485	8%	41,765	9%	36,160	8%
Gold	9,209	2%	10,103	2%	7,951	1%	9,209	2%	10,103	2%	7,951	2%
PGM production 4E/2E	598,959	100%	648,456	100%	559,657	100%	444,609	100%	490,964	100%	418,072	100%	154,350	100%	157,492	100%	141,585	100%
Ruthenium	60,996		65,454		58,908		60,996		65,454		58,908
Iridium	15,436		16,214		14,506		15,436		16,214		14,506
Total 6E/2E	675,391		730,124		633,071		521,041		572,632		491,486		154,350		157,492		141,585

Recycling operation

	Unit	Mar 2021	Dec 2020	Mar 2020
Average catalyst fed/day	Tonne	23.8	30.5	28.0
Total processed	Tonne	2,139	2,803	2,547
Tolled	Tonne	14	83	262
Purchased	Tonne	2,125	2,721	2,285
PGM fed	3Eoz	195,474	240,037	221,798
PGM sold	3Eoz	218,450	206,115	133,714
PGM tolled returned	3Eoz	9,203	12,370	31,062

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 7

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Mar 2021	11,150	1,206	9,944	338	-	429	1,331	439	198	-	1,143	7,272
		Dec 2020	11,170	1,265	9,905	373	-	478	1,411	414	234	-	1,187	7,073
		Mar 2020	9,894	1,191	8,703	325	-	414	1,064	452	7	-	1,072	6,560
Yield	g/t	Mar 2021	0.70	4.60	0.22	6.57	-	4.69	0.37	3.00	0.31	-	0.24	0.19
		Dec 2020	0.81	5.22	0.24	6.72	-	5.46	0.39	3.57	0.37	-	0.27	0.21
		Mar 2020	0.75	4.51	0.23	5.77	-	4.85	0.37	3.29	0.29	-	0.28	0.21
Gold produced	kg	Mar 2021	7,757	5,547	2,210	2,220	-	2,010	487	1,317	61	-	280	1,382
		Dec 2020	9,020	6,599	2,421	2,507	-	2,612	545	1,480	86	-	320	1,470
		Mar 2020	7,405	5,369	2,036	1,875	-	2,007	391	1,487	2	-	297	1,346
	oz	Mar 2021	249,392	178,340	71,052	71,375	-	64,623	15,657	42,342	1,961	-	9,002	44,432
		Dec 2020	290,000	212,163	77,837	80,602	-	83,978	17,522	47,583	2,765	-	10,288	47,262
		Mar 2020	238,076	172,617	65,459	60,283	-	64,526	12,571	47,808	64	-	9,549	43,275
Gold sold	kg	Mar 2021	7,536	5,348	2,188	2,204	-	1,966	479	1,178	61	-	285	1,363
		Dec 2020	8,933	6,586	2,347	2,551	-	2,536	505	1,499	93	-	265	1,484
		Mar 2020	7,590	5,424	2,166	1,853	-	1,977	404	1,594	4	-	296	1,462
	oz	Mar 2021	242,287	171,942	70,345	70,860	-	63,208	15,400	37,874	1,961	-	9,163	43,821
		Dec 2020	287,203	211,745	75,458	82,017	-	81,534	16,236	48,194	2,990	-	8,520	47,712
		Mar 2020	244,024	174,385	69,639	59,575	-	63,562	12,989	51,248	129	-	9,517	47,004
Price and costs
Gold price received	R/kg	Mar 2021	857,126			855,399		858,364		853,592		870,526		858,107
		Dec 2020	932,341			934,379		928,182		921,043		937,736		948,518
		Mar 2020	795,323			768,484		770,727		781,977		757,432		786,662
	US$/oz	Mar 2021	1,782			1,778		1,785		1,775		1,810		1,784
		Dec 2020	1,858			1,862		1,849		1,835		1,868		1,890
		Mar 2020	1,608			1,554		1,559		1,581		1,532		1,591
Operating cost[1]	R/t	Mar 2021	459	3,220	124	3,765	-	3,716	196	2,315	116	-	145	108
		Dec 2020	454	2,970	133	3,410	-	3,181	173	2,329	188	-	169	117
		Mar 2020	475	3,031	125	3,694	-	3,489	199	2,130	329	-	157	108
	US$/t	Mar 2021	31	215	8	252	-	248	13	155	8	-	10	7
		Dec 2020	29	190	9	218	-	204	11	149	12	-	11	7
		Mar 2020	31	197	8	240	-	227	13	138	21	-	10	7
	R/kg	Mar 2021	659,688	700,090	558,281	573,288	-	793,134	535,524	771,830	375,410	-	593,929	567,149
		Dec 2020	562,262	569,268	543,164	507,379	-	582,198	447,706	651,351	511,628	-	627,188	562,109
		Mar 2020	634,490	672,378	534,578	640,267	-	719,631	541,432	647,478	1,150,000	-	568,350	524,220
	US$/oz	Mar 2021	1,372	1,456	1,161	1,192	-	1,649	1,113	1,605	781	-	1,235	1,179
		Dec 2020	1,120	1,134	1,082	1,011	-	1,160	892	1,298	1,019	-	1,250	1,120
		Mar 2020	1,283	1,360	1,081	1,295	-	1,455	1,095	1,309	2,326	-	1,149	1,060
All-in sustaining cost[2]	R/kg	Mar 2021	772,572			731,851		844,744		882,082		658,596		648,129
		Dec 2020	693,574			665,778		727,425		782,538		693,208		617,183
		Mar 2020	741,858			790,772		812,516		746,621		634,459		580,506
	US$/oz	Mar 2021	1,606			1,522		1,756		1,834		1,369		1,348
		Dec 2020	1,382			1,327		1,449		1,559		1,381		1,230
		Mar 2020	1,500			1,599		1,643		1,510		1,283		1,174
All-in cost[2]	R/kg	Mar 2021	784,554			731,851		865,440		882,082		658,596		648,129
		Dec 2020	710,332			665,778		750,871		782,538		693,208		626,146
		Mar 2020	757,892			790,772		825,787		746,746		634,459		582,627
	US$/oz	Mar 2021	1,631			1,522		1,799		1,834		1,369		1,348
		Dec 2020	1,415			1,327		1,496		1,559		1,381		1,248
		Mar 2020	1,533			1,599		1,670		1,510		1,283		1,178
Capital expenditure
Ore reserve development	Rm	Mar 2021	603.1			271.6		208.6		122.9		-		-
		Dec 2020	571.6			233.5		233.2		104.9		-		-
		Mar 2020	529.3			204.4		216.3		108.6		-		-
Sustaining capital		Mar 2021	186.2			40.6		57.9		9.9		-		77.8
		Dec 2020	349.0			52.9		189.8		37.9		-		68.4
		Mar 2020	215.6			60.9		81.5		26.2		-		47.0
Corporate and projects[3]		Mar 2021	60.6			-		50.6		-		-		-
		Dec 2020	110.9			-		71.3		-		-		13.3
		Mar 2020	41.9			-		31.6		0.2		-		3.1
Total capital expenditure	Rm	Mar 2021	849.9			312.2		317.1		132.8		-		77.8
		Dec 2020	1,031.5			286.4		494.3		142.8		-		81.7
		Mar 2020	787.0			265.3		329.5		135.1		-		50.1
	US$m	Mar 2021	56.8			20.9		21.2		8.9		-		5.2
		Dec 2020	66.1			18.3		31.7		9.1		-		5.2
		Mar 2020	51.2			17.2		21.4		8.8		-		3.3

Average exchange rates for the quarters ended 31 March 2021, 31 December 2020 and 31 March 2020 R14.96/US$, R15.61/US$ and R15.38/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
2	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in costs, see “All-in costs – Quarters”
3	Corporate project expenditure for the quarters ended 31 March 2021, 31 December 2020 and 31 March 2020 was R10.0 million (US$0.7 million), R26.3 million (US$1.7 million) and R.7.1 million (US$0.5 million), respectively, the majority of which related to the Burnstone project and various IT projects

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 8

ALL-IN COSTS - QUARTERS

SA and US PGM operations

Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM	Total US PGM[1]	Total SA PGM[2]	Rustenburg	Marikana[2]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Mar 2021	9,133.4	1,618.0	7,515.4	2,797.4	3,845.4	764.8	107.8	371.8	(371.8)
		Dec 2020	8,145.8	2,007.0	6,138.8	2,278.1	2,989.8	832.3	115.2	564.6	(641.2)
		Mar 2020	8,475.3	1,035.8	7,439.5	2,932.5	4,118.7	711.2	72.7	353.6	(749.2)
Royalties		Mar 2021	828.6	-	828.6	439.8	385.1	3.7	-	44.4	(44.4)
		Dec 2020	794.0	-	794.0	275.5	515.7	2.8	-	55.5	(55.5)
		Mar 2020	329.8	-	329.8	288.2	38.7	2.9	-	30.9	(30.9)
Carbon tax		Mar 2021	0.7	-	0.7	0.1	0.5	0.1	-	-	-
		Dec 2020	0.7	-	0.7	0.1	0.5	0.1	-	-	-
		Mar 2020	0.2	-	0.2	0.1	-	0.1	-	-	-
Community costs		Mar 2021	34.2	-	34.2	2.9	31.3	-	-	-	-
		Dec 2020	27.7	-	27.7	(4.7)	32.4	-	-	-	-
		Mar 2020	19.9	-	19.9	11.1	8.8	-	-	-	-
Inventory change[4]		Mar 2021	842.9	350.7	492.2	(91.5)	583.7	-	-	(6.3)	6.3
		Dec 2020	1,635.9	(32.3)	1,668.2	782.5	809.1	-	-	(164.9)	241.5
		Mar 2020	(304.2)	721.9	(1,026.1)	(418.8)	(1,003.0)	-	-	-	395.7
Share-based payments[5]		Mar 2021	27.5	15.6	11.9	4.6	5.6	1.7	-	-	-
		Dec 2020	31.3	18.1	13.2	5.3	5.9	2.0	-	-	-
		Mar 2020	15.2	15.2	-	-	-	-	-	-	-
Rehabilitation interest and amortisation[6]		Mar 2021	69.5	7.8	61.7	0.8	42.7	18.2	-	0.8	(0.8)
		Dec 2020	76.3	6.9	69.4	4.0	39.9	25.5	-	0.8	(0.8)
		Mar 2020	61.0	6.2	54.8	(0.6)	36.5	18.9	-	1.4	(1.4)
Leases		Mar 2021	14.3	0.4	13.9	3.6	8.1	2.2	-	-	-
		Dec 2020	15.9	0.7	15.2	3.6	9.4	2.2	-	-	-
		Mar 2020	17.7	1.6	16.1	3.6	9.3	3.2	-	-	-
Ore reserve development		Mar 2021	656.5	305.5	351.0	146.1	204.9	-	-	-	-
		Dec 2020	701.6	320.1	381.5	151.4	230.1	-	-	-	-
		Mar 2020	608.0	264.9	343.1	144.1	199.0	-	-	-	-
Sustaining capital expenditure		Mar 2021	499.2	250.2	249.0	111.8	95.6	35.3	6.0	113.9	(113.6)
		Dec 2020	744.3	254.0	490.3	130.8	260.5	88.6	10.4	129.1	(129.1)
		Mar 2020	311.9	86.7	225.2	97.6	86.4	40.4	0.6	76.9	(76.7)
Less: By-product credit		Mar 2021	(1,782.8)	(423.9)	(1,358.9)	(433.2)	(741.0)	(182.2)	(2.5)	(124.2)	124.2
		Dec 2020	(1,653.4)	(383.6)	(1,269.8)	(496.4)	(632.1)	(141.0)	(1.3)	(160.0)	161.0
		Mar 2020	(1,068.0)	(184.6)	(883.4)	(236.1)	(548.4)	(102.1)	3.2	(97.3)	97.3
Total All-in-sustaining costs[7]		Mar 2021	10,324.0	2,124.3	8,199.7	2,982.4	4,461.9	643.8	111.3	400.4	(400.1)
		Dec 2020	10,520.1	2,190.9	8,329.2	3,130.2	4,261.2	812.5	124.3	425.1	(424.1)
		Mar 2020	8,466.8	1,947.7	6,519.1	2,821.7	2,946.0	674.6	76.5	365.5	(365.2)
Plus: Corporate cost, growth and capital expenditure		Mar 2021	580.8	580.4	0.4	-	0.4	-	-	-	-
		Dec 2020	484.0	471.3	12.7	-	12.7	-	-	-	-
		Mar 2020	660.7	646.4	14.3	-	2.1	-	12.2	-	-
Total All-in-costs[7]		Mar 2021	10,904.8	2,704.7	8,200.1	2,982.4	4,462.3	643.8	111.3	400.4	(400.1)
		Dec 2020	11,004.1	2,662.2	8,341.9	3,130.2	4,273.9	812.5	124.3	425.1	(424.1)
		Mar 2020	9,127.5	2,594.1	6,533.4	2,821.7	2,948.1	674.6	88.7	365.5	(365.2)
PGM production	4Eoz - 2Eoz	Mar 2021	598,959	154,350	444,609	156,956	193,995	53,046	10,734	29,878	-
		Dec 2020	648,456	157,492	490,964	182,488	204,121	61,113	12,397	30,845	-
		Mar 2020	559,657	141,585	418,072	154,568	171,997	53,458	9,272	28,777	-
	kg	Mar 2021	18,630	4,801	13,829	4,882	6,034	1,650	334	929	-
		Dec 2020	20,169	4,899	15,271	5,676	6,349	1,901	386	959	-
		Mar 2020	17,407	4,404	13,004	4,808	5,350	1,663	288	895	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Mar 2021	18,142	13,763	19,771	19,002	23,000	12,137	10,369	13,401	-
		Dec 2020	17,034	13,911	18,102	17,153	20,876	13,295	10,027	13,782	-
		Mar 2020	15,948	13,756	16,745	18,255	17,128	12,619	8,251	12,701	-
	US$/4Eoz - US$/2Eoz	Mar 2021	1,213	920	1,322	1,270	1,537	811	693	896	-
		Dec 2020	1,091	891	1,160	1,099	1,337	852	642	883	-
		Mar 2020	1,037	894	1,089	1,187	1,114	820	536	826	-
All-in-cost	R/4Eoz - R/2Eoz	Mar 2021	19,162	17,523	19,772	19,002	23,002	12,137	10,369	13,401	-
		Dec 2020	17,817	16,904	18,130	17,153	20,938	13,295	10,027	13,782	-
		Mar 2020	17,193	18,322	16,782	18,255	17,140	12,619	9,566	12,701	-
	US$/4Eoz - US$/2Eoz	Mar 2021	1,281	1,171	1,322	1,270	1,538	811	693	896	-
		Dec 2020	1,141	1,083	1,161	1,099	1,341	852	642	883	-
		Mar 2020	1,118	1,191	1,091	1,187	1,114	820	622	826	-

Average exchange rates for the quarters ended 31 March 2021, 31 December 2020 and 31 March 2020 R14.96/US$, R15.61/US$ and R15.38/US$, respectively

Figures may not add as they are rounded independently

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown above
2The Marikana AISC and AIC includes the purchase of concentrate (PoC) cost from third parties. For a reconciliation of the AISC and AIC excluding PoC refer to “Reconciliation of AISC and AIC excluding PoC for SA PGM and Marikana – Quarters”
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs. For the March 2020 and December 2020 quarter, Corporate includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
4Inventory adjustment in Corporate for March 2020 and December 2020 quarter includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 9

7All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Reconciliation of AISC and AIC excluding PoC for SA PGM and Marikana - Quarters
		SA PGM			Marikana
	R' million	Mar 2021	Dec 2020	Mar 2020	Mar 2021	Dec 2020	Mar 2020
Total All-in-sustaining cost as reported per table above		8,199.7	8,329.2	6,519.1	4,461.9	4,261.2	2,946.0
Less: Purchase cost of PoC		(1,246.7)	(475.8)	(439.0)	(1,246.7)	(475.8)	(439.0)
Add: By-product credit of PoC		64.4	15.1	20.4	64.4	15.1	20.4
Total All-in-sustaining cost excluding PoC		7,017.4	7,868.5	6,100.5	3,279.6	3,800.5	2,527.4
Plus: Corporate cost, growth and capital expenditure		0.4	12.7	14.3	0.4	12.7	2.1
Total All-in-cost excluding PoC		7,017.8	7,881.2	6,114.8	3,280.0	3,813.2	2,529.5

PGM production as reported per table above	4Eoz	444,609	490,964	418,072	193,995	204,121	171,997
Less: PoC production		(19,125)	(12,439)	(7,967)	(19,125)	(12,439)	(7,967)
Less: Mimosa production		(29,878)	(30,845)	(28,777)
PGM production excluding PoC		395,606	447,680	381,328	174,870	191,682	164,030

All-in-sustaining cost excluding PoC	R/4Eoz	17,738	17,576	15,998	18,755	19,827	15,408
	US$/4Eoz	1,186	1,126	1,040	1,254	1,270	1,002

All-in-cost excluding PoC	R/4Eoz	17,739	17,605	16,036	18,757	19,893	15,421
	US$/4Eoz	1,186	1,128	1,043	1,254	1,274	1,003

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 10

SA gold operations

Figures are in millions unless otherwise stated

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Mar 2021	4,892.3	1,245.2	1,767.7	917.4	169.9	792.1	-
		Dec 2020	5,059.9	1,327.6	1,704.0	1,035.2	161.8	831.3	-
		Mar 2020	4,734.3	1,175.8	1,605.3	1,023.2	170.6	759.4	-
Royalties		Mar 2021	26.5	30.9	10.5	5.3	1.2	-	(21.4)
		Dec 2020	65.4	50.7	54.5	20.5	1.2	-	(61.5)
		Mar 2020	23.6	7.1	9.2	6.2	1.1	-	-
Carbon tax		Mar 2021	0.6	-	-	0.5	-	0.1	-
		Dec 2020	0.6	-	0.1	0.4	-	0.1	-
		Mar 2020	0.5	-	0.1	0.4	-	-	-
Community costs		Mar 2021	32.6	11.6	9.7	11.3	-	-	-
		Dec 2020	66.4	19.3	22.3	21.3	-	3.5	-
		Mar 2020	23.0	3.9	8.2	10.9	-	-	-
Share-based payments[2]		Mar 2021	12.8	2.4	3.5	2.4	-	4.5	-
		Dec 2020	14.4	3.2	3.8	2.9	-	4.5	-
		Mar 2020	36.0	-	-	-	-	36.0	-
Rehabilitation interest and amortisation[3]		Mar 2021	52.5	10.7	4.4	17.1	13.8	5.4	1.1
		Dec 2020	52.3	11.4	1.2	13.9	18.0	6.5	1.3
		Mar 2020	53.8	12.7	10.0	14.9	12.1	2.9	1.2
Leases		Mar 2021	20.3	2.1	4.2	7.1	3.1	3.8	-
		Dec 2020	23.6	2.1	4.5	10.1	3.1	3.8	-
		Mar 2020	19.8	2.0	4.9	3.6	4.3	5.0	-
Ore reserve development		Mar 2021	603.1	271.6	208.6	122.9	-	-	-
		Dec 2020	571.6	233.5	233.2	104.9	-	-	-
		Mar 2020	529.3	204.4	216.3	108.6	-	-	-
Sustaining capital expenditure		Mar 2021	186.2	40.6	57.9	9.9	-	77.8	-
		Dec 2020	349.0	52.9	189.8	37.9	-	68.4	-
		Mar 2020	215.6	60.9	81.5	26.2	-	47.0	-
Less: By-product credit		Mar 2021	(4.8)	(2.1)	(1.1)	(1.0)	(0.3)	(0.3)	-
		Dec 2020	(7.5)	(2.3)	(1.3)	(1.3)	(0.4)	(2.2)	-
		Mar 2020	(5.2)	(1.5)	(0.9)	(0.9)	(0.3)	(1.6)	-
Total All-in-sustaining costs[4]		Mar 2021	5,822.1	1,613.0	2,065.4	1,092.9	187.7	883.4	(20.3)
		Dec 2020	6,195.7	1,698.4	2,212.1	1,245.8	183.7	915.9	(60.2)
		Mar 2020	5,630.7	1,465.3	1,934.6	1,193.1	187.8	848.7	1.2
Plus: Corporate cost, growth and capital expenditure		Mar 2021	90.3	-	50.6	-	-	-	39.7
		Dec 2020	149.7	-	71.3	-	-	13.3	65.1
		Mar 2020	121.7	-	31.6	0.2	-	3.1	86.8
Total All-in-costs[4]		Mar 2021	5,912.4	1,613.0	2,116.0	1,092.9	187.7	883.4	19.4
		Dec 2020	6,345.4	1,698.4	2,283.4	1,245.8	183.7	929.2	4.9
		Mar 2020	5,752.4	1,465.3	1,966.2	1,193.3	187.8	851.8	88.0
Gold sold	kg	Mar 2021	7,536	2,204	2,445	1,239	285	1,363	-
		Dec 2020	8,933	2,551	3,041	1,592	265	1,484	-
		Mar 2020	7,590	1,853	2,381	1,598	296	1,462	-
	oz	Mar 2021	242,287	70,860	78,608	39,835	9,163	43,821	-
		Dec 2020	287,203	82,017	97,770	51,184	8,520	47,712	-
		Mar 2020	244,024	59,575	76,551	51,377	9,517	47,004	-
All-in-sustaining cost	R/kg	Mar 2021	772,572	731,851	844,744	882,082	658,596	648,129	-
		Dec 2020	693,574	665,778	727,425	782,538	693,208	617,183	-
		Mar 2020	741,858	790,772	812,516	746,621	634,459	580,506	-
	US$/oz	Mar 2021	1,606	1,522	1,756	1,834	1,369	1,348	-
		Dec 2020	1,382	1,327	1,449	1,559	1,381	1,230	-
		Mar 2020	1,500	1,599	1,643	1,510	1,283	1,174	-
All-in-cost	R/kg	Mar 2021	784,554	731,851	865,440	882,082	658,596	648,129	-
		Dec 2020	710,332	665,778	750,871	782,538	693,208	626,146	-
		Mar 2020	757,892	790,772	825,787	746,746	634,459	582,627	-
	US$/oz	Mar 2021	1,631	1,522	1,799	1,834	1,369	1,348	-
		Dec 2020	1,415	1,327	1,496	1,559	1,381	1,248	-
		Mar 2020	1,533	1,599	1,670	1,510	1,283	1,178	-

Average exchange rates for the quarters ended 31 March 2021, 31 December 2020 and 31 March 2020 R14.96/US$, R15.61/US$ and R15.38/US$, respectively

Figures may not add as they are rounded independently

1	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation include the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 11

ADJUSTED EBITDA RECONCILIATION - QUARTERS

	Quarter ended Mar 2021					Quarter ended Dec 2020					Quarter ended Mar 2020
Figures in million - SA rand	US PGM	SA PGM	SA Gold	Corporate	Total	US PGM	SA PGM	SA Gold	Corporate	Total	US PGM	SA PGM	SA Gold	Corporate	Total
Profit/(loss) before royalties and tax	2,235.0	15,094.0	644.5	(198.1)	17,775.4	2,969.0	10,181.8	485.8	(304.7)	13,331.9	1,334.7	7,817.0	2,215.8	(181.3)	11,186.2
Adjusted for:					-					-
Amortisation and depreciation	582.7	552.3	679.6	-	1,814.6	699.8	650.0	798.0	-	2,147.8	497.8	555.2	764.8	-	1,817.8
Interest income	(102.1)	(44.4)	(142.5)	-	(289.0)	(100.3)	(65.1)	(168.9)	-	(334.3)	(70.1)	(53.9)	(128.4)	-	(252.4)
Finance expense	234.7	129.3	157.6	78.5	600.1	234.6	164.7	187.1	83.3	669.7	263.5	177.0	291.1	79.5	811.1
Share-based payments	15.6	25.6	57.0	-	98.2	36.1	42.6	69.8	-	148.5	15.2	-	100.6	-	115.8
Loss/(gain) on financial instruments	306.7	68.6	(2.1)	-	373.2	-	2,066.7	(308.1)	-	1,758.6	(33.2)	51.1	(3,424.6)	-	(3,406.7)
Loss/(gain) on foreign exchange differences	(0.2)	51.5	55.4	-	106.7	11.7	(1,175.0)	408.5	-	(754.8)	(1.5)	(618.4)	1,425.6	-	805.7
Share of results of equity-accounted investees after tax	-	(588.2)	(64.5)	-	(652.7)	-	(697.5)	(51.2)	-	(748.7)	-	(324.8)	(98.2)	-	(423.0)
Other non-cash cost/(income)	-	-	-	-	-	30.2	(424.2)	(18.0)	-	(412.0)	-	-	-	-	-
Loss/(gain) on disposal of property, plant and equipment	5.0	(5.5)	(3.6)	-	(4.1)	0.8	(33.2)	(3.4)	-	(35.8)	-	-	(7.5)	-	(7.5)
Impairments/(reversal of impairments)	0.2	-	-	-	0.2	(0.1)	(2.3)	(119.7)	-	(122.1)	0.2	-	-	-	0.2
Restructuring cost	3.0	9.9	15.0	-	27.9	7.8	39.4	59.2	-	106.4	1.8	270.5	6.9	-	279.2
IFRS 16 lease payments	(0.4)	(13.8)	(21.7)	-	(35.9)	(0.6)	(15.2)	(25.1)	-	(40.9)	(1.6)	(16.8)	(20.5)	-	(38.9)
Loss on settlement of US$ Convertible bond	-	-	-	-	-	-	-	1,506.7	-	1,506.7	-	-	-	-	-
Loss on Bulk Tailings re-Treatment transaction early settlement	-	-	-	-	-	-	-	-	-	-	-	186.2	-	-	186.2
Other non-recurring costs/(income)	12.4	1.0	1.1	(3.0)	11.5	(34.5)	4.6	48.5	39.2	57.8	51.8	-	0.2	6.1	58.1
Adjusted EBITDA	3,292.6	15,280.3	1,375.8	(122.6)	19,826.1	3,854.5	10,737.3	2,869.2	(182.2)	17,278.8	2,058.6	8,043.1	1,125.8	(95.7)	11,131.8

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 12

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Mar 2021 quarter		Dec 2020 quarter		Mar 2020 quarter
		Stillwater West & East	East Boulder	Stillwater West & East	East Boulder	Stillwater West & East	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	1,784	476	1,678	363	1,355	748
Secondary development	(m)	4,375	1,402	3,971	1,497	2,849	929

SA PGM operations		Mar 2021 quarter					Dec 2020 quarter					Mar 2020 quarter
			Batho- pele	Thembe- lani	Khuse- leka	Siphume- lele		Batho- pele	Thembe- lani	Khuse- leka	Siphume- lele		Batho- pele	Thembe- lani	Khuse- leka	Siphume- lele
Rustenburg	Unit
Advanced	(m)		306	1,500	2,465	698		434	1,655	3,169	893		291	1,137	2,487	838
Advanced on reef	(m)		306	667	878	385		434	813	1,096	534		154	455	613	322
Height	(cm)		219	287	286	269		223	280	283	266		204	290	284	192
Average value	(g/t)		2.1	2.3	2.2	3.1		2.4	2.4	2.3	3.2		2.3	2.5	2.4	3.1
	(cm.g/t)		466	665	644	831		535	680	649	842		470	715	668	586
SA PGM operations		Mar 2021 quarter					Dec 2020 quarter					Mar 2020 quarter
		K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B
Marikana	Unit
Primary development	(m)	6,459	5,332	3,982	896	1,147	9,468	6,312	5,163	1,145	1,597	7,415	4,618	4,559	989	1,483
Primary development - on reef	(m)	4,929	4,213	2,835	552	776	7,340	4,909	3,621	795	1,101	5,859	3,629	3,110	750	1,062
Height	(cm)	215	221	218	216	221	216	219	219	219	222	217	217	219	221	216
Average value	(g/t)	3.2	2.5	2.7	3.0	2.7	3.0	2.8	2.7	3.0	2.6	3.2	2.7	2.6	2.5	2.5
	(cm.g/t)	692	548	586	641	597	643	603	589	662	583	692	595	569	561	534
SA PGM operations		Mar 2021 quarter					Dec 2020 quarter					Mar 2020 quarter
		Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	504	110	460	437	455	421	480	655	601	352	602	172	627	348	519
Advanced on reef	(m)	450	-	260	332	455	373	-	578	382	337	165	111	595	125	387
Height	(cm)	241	291	218	223	238	246	356	211	205	233	247	217	207	217	235
Average value	(g/t)	2.2	-	1.4	2.4	2.3	2.0	-	2.3	2.1	2.6	2.3	2.7	3.0	3.0	2.3
	(cm.g/t)	538	-	309	525	540	496	-	474	436	600	571	594	621	655	538

SA gold operations		Mar 2021 quarter			Dec 2020 quarter			Mar 2020 quarter
		Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	759	136	1,136	940	275	1,406	840	230	890
Advanced on reef	(m)	80	43	366	262	127	273	147	92	78
Channel width	(cm)	18	72	97	50	57	77	95	53	106
Average value	(g/t)	18.4	9.9	43.2	19.8	10.0	45.8	10.3	11.2	10.6
	(cm.g/t)	324	709	4,202	992	567	3,507	975	590	1,119

SA gold operations		Mar 2021 quarter				Dec 2020 quarter				Mar 2020 quarter
		Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	1,197	430		1,241	1,389	546		1,429	1,184	476	67	1,450
Advanced on reef	(m)	245	142		165	349	186		164	209	56	47	227
Channel width	(cm)	167	61		106	152	96		102	109	116	178	95
Average value	(g/t)	8.3	15.7		16.6	7.2	11.6		17.6	7.0	10.9	6.1	8.6
	(cm.g/t)	1,393	959		1,761	1,097	1,112		1,785	763	1,271	1,089	814

SA gold operations		Mar 2021 quarter		Dec 2020 quarter		Mar 2020 quarter
		Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)	2,799	105	2,708	154	3,150	159
Advanced on reef	(m)	597	35	914	94	1,040	70
Channel width	(cm)	134	160	145	180	169	137
Average value	(g/t)	7.4	5.9	9.8	7.5	9.9	17.2
	(cm.g/t)	993	947	1,429	1,348	1,681	2,362

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 13

ADMINISTRATION AND CORPORATE INFORMATION

[1] (Chairman) [1] [1] [1] [1] [1] [1] [1] [1] Independent non-executive

SIBANYE STILLWATER LIMITED

(SIBANYE-STILLWATER)

Incorporated in the Republic of

South Africa

Registration number 2014/243852/06

Share code: SSW and SBSW

Issuer code: SSW

ISIN: ZAE000259701

LISTINGS

JSE: SSW

NYSE: SBSW

WEBSITE

www.sibanyestillwater.com

REGISTERED AND

CORPORATE OFFICE

Constantia Office Park

Bridgeview House, Building 11,Ground floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

COMPANY SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Dr Vincent Maphai* (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Timothy Cumming*

Savannah Danson*

Dr Elaine Dorward-King*

Harry Kenyon-Slaney*

Richard Menell*^

Nkosemntu Nika*

Keith Rayner*

Susan van der Merwe*

Jeremiah Vilakazi*

Sindiswa Zilwa*#

* Independent non-executive

^ Lead independent director

# Appointed 1 January 2021

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Tel: +27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or

ir@sibanyestillwater.com

JSE SPONSOR

JP Morgan Equities South Africa

Proprietary Limited

Registration number 1995/011815/07

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2146

South Africa

AUDITORS

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton 2196

South Africa

Private Bag X14

Sandton 2146

South Africa

Tel: +27 11 772 3000

AMERICAN DEPOSITARY RECEIPTS

TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA 15252-8516

US toll free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services

Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 31 March 2021 14

FORWARD-LOOKING STATEMENTS

The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.

All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

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